Caledonia Mining Announces the Completion of the Underground Installations on the No. 4 Shaft Project

Toronto, Ontario – August 26, 2010:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce the completion of all the underground installations relating to the No. 4 Shaft Project at the Blanket Gold Mine in Zimbabwe.

“Dry commissioning” of the automated skip loading system from 789m level to surface and the 765m level crushing station will commence at the end of August after which work will commence to widen the 750m level haulage above the grizzly tips which will be followed by the excavation of the first of three underground storage bins located between the 750m haulage and the 765m crushing station. The waste from these operations will be used to “wet commission” the entire shaft-bottom crushing and loading system.  This process is planned to be completed by end of September, 2010. The flexibility to handle and hoist ore and waste rock separately to surface is intrinsic to the underground design and new installations.

Blanket will then commence the progressive production ramp-up to a target rate of 1,000 tonnes per day, or approximately 40,000 ounces of gold per annum. This is planned to be completed by the end of December 2010, although the ability to meet this target within this timeframe will depend on the availability of power.  Work has already started on developing new mining production panels to allow for a rapid increase in the tonnes of ore mined per day.

Commenting on the culmination of this phase of the Project, Stefan Hayden, President and CEO, said “This is a very important milestone in the development of the Blanket Mine. Notwithstanding the difficult circumstances and the excessively high level of electrical supply interruptions from the national grid feeding Blanket, the fact that this stage of the project has been completed ahead of schedule is a testament to the skill, dedication, and resources of the Caledonia and Blanket management teams and staff.  I look forward to Blanket achieving its target rate of production of 40,000 ounces of gold per annum before the end of the year.”

For more information, please contact:

Mark Learmonth              Alex Buck                    Martin Eales

Caledonia Mining                          BuckBias                                 RBC Capital Markets
Tel: +27 11 447 2499                       Tel: +44 7932 740 452            Tel: +44 20 7029 7881

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com